                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 31, 1997

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                   to
                               -----------------    --------------------

                         Commission file number 2-94678



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Savannah Foods & Industries, Inc. Employee Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Savannah Foods & Industries, Inc., P.O. Box 339, Savannah, GA  31402

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.       Financial Statements

         Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

         Report of Independent Public Accountants

         Statement of Net Assets Available for Benefits, with Fund Information, as of December 31, 1997

         Statement of Net Assets Available for Benefits, with Fund Information, as of December 31, 1996

         Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1997

         Notes to Financial Statements and Schedules

         Supplemental Schedules:
               Schedule I: Schedule of Assets Held for Investment Purposes -
                  December 31, 1997;
               Schedule II: Schedule of Loans in Default - December 31, 1997;
               Schedule III: Schedule of Reportable Transactions - Year Ended
                  December 31, 1997;

2.       Exhibits

         The following exhibits are filed with this report:

         Consent of Arthur Andersen LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 1998                       Savannah Foods & Industries, Inc.
                                          Employee Retirement Savings Plan

                                          By: /S/ William W. Sprague, III
                                          ----------------------------------
                                          Name: William W. Sprague, III
                                          Title: President and CEO, Savannah
                                                 Foods & Industries, Inc.

                        SAVANNAH FOODS & INDUSTRIES, INC.
                        EMPLOYEE RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                                  TOGETHER WITH
                                AUDITORS' REPORT

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits, With Fund Information--December 31, 1997

         Statement of Net Assets Available for Benefits, With Fund Information--December 31, 1996

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1997

         Schedule II:      Item 27b--Schedule of Loans in Default--December 31,
                           1997

         Schedule III: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of the
Savannah Foods & Industries, Inc.
Employee Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the SAVANNAH FOODS & INDUSTRIES, INC. EMPLOYEE RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and loans in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ ARTHUR ANDERSEN LLP


Atlanta, Georgia
July 10, 1998

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997



                                                                           PARTICIPANT-DIRECTED ACCOUNTS
                                                       --------------------------------------------------------------------
                                                        COMPANY       STABLE        VANGUARD      VANGUARD      VANGUARD
                                                         STOCK        VALUE        WELLINGTON     EXPLORER     INDEX 500
                                                         FUND          FUND           FUND          FUND          FUND
                                                       -----------   -----------   -----------   -----------   -----------

INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
   Collective funds                                    $         0   $11,836,676   $         0   $         0   $         0
INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Money market funds                                       23,456             0             0             0             0
   Mutual funds                                                  0             0     3,263,839       280,559     8,057,014
   Savannah Foods & Industries, Inc. common stock        3,197,442             0             0             0             0
   Common stock                                                  0             0             0             0             0
   Life insurance policy                                         0             0             0             0             0
   Loans to participants                                         0             0             0             0             0
                                                       -----------   -----------   -----------   -----------   -----------
            Total investments                            3,220,898    11,836,676     3,263,839       280,559     8,057,014
                                                       -----------   -----------   -----------   -----------   -----------
CASH                                                             0             0             0             0             0
                                                       -----------   -----------   -----------   -----------   -----------
RECEIVABLES:
   Participant contributions                                     0        54,688        11,951         2,101        40,391
   Employer contributions                                        0        10,967         2,018           345         7,276
   Participant loan repayments                                   0        41,142         4,188           277        17,541
   Dividend and interest income                                  0             0             0             0             0
                                                       -----------   -----------   -----------   -----------   -----------
                                                                 0       106,797        18,157         2,723        65,208
                                                       -----------   -----------   -----------   -----------   -----------
            Total assets                                 3,220,898    11,943,473     3,281,996       283,282     8,122,222
                                                       -----------   -----------   -----------   -----------   -----------
LIABILITIES:
   Loan payable to Savannah Foods & Industries, Inc.             0             0             0             0             0
   Other payables                                                0        44,148             0             0             0
   Interest payable on loan                                      0             0             0             0             0
                                                       -----------   -----------   -----------   -----------   -----------
            Total liabilities                                    0        44,148             0             0             0
                                                       -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 3,220,898   $11,899,325   $ 3,281,996   $   283,282   $ 8,122,222
                                                       ===========   ===========   ===========   ===========   ===========

                                                           PARTICIPANT-DIRECTED ACCOUNTS
                                                       ---------------------------------------
                                                                      VANGUARD     VANGUARD
                                                        VANGUARD        U.S.     INTERNATIONAL
                                                       WINDSOR II      GROWTH        GROWTH
                                                           FUND         FUND          FUND
                                                       -----------   ----------- -------------
INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
   Collective funds                                    $         0   $         0   $         0

INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Money market funds                                            0             0             0
   Mutual funds                                          3,959,488       770,754       377,986
   Savannah Foods & Industries, Inc. common stock                0             0             0
   Common stock                                                  0             0             0
   Life insurance policy                                         0             0             0
   Loans to participants                                         0             0             0
                                                       -----------   -----------   -----------
            Total investments                            3,959,488       770,754       377,986
                                                       -----------   -----------   -----------
CASH                                                             0             0             0
                                                       -----------   -----------   -----------
RECEIVABLES:
   Participant contributions                                17,235         5,766         1,217
   Employer contributions                                    3,121         1,121           223
   Participant loan repayments                               4,491         1,526           373
   Dividend and interest income                                  0             0             0
                                                       -----------   -----------   -----------
                                                            24,847         8,413         1,813
                                                       -----------   -----------   -----------
            Total assets                                 3,984,335       779,167       379,799
                                                       -----------   -----------   -----------
LIABILITIES:
   Loan payable to Savannah Foods & Industries, Inc.             0             0             0
   Other payables                                                0             0             0
   Interest payable on loan                                      0             0             0
                                                       -----------   -----------   -----------
            Total liabilities                                    0             0             0
                                                       -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 3,984,335   $   779,167   $   379,799
                                                       ===========   ===========   ===========

                                                                                                   NONPARTICIPANT-DIRECTED
                                                                       TOTAL       SELF-DIRECTED         ESOP ACCOUNTS
                                                          LOAN        NON-ESOP         ESOP      --------------------------
                                                          FUND        ACCOUNTS       ACCOUNTS     ALLOCATED     UNALLOCATED
                                                       -----------   -----------  -------------- -----------    -----------
INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
      Collective trusts                                $         0   $11,836,676   $         0   $13,723,937    $         0

INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Money market funds                                            0        23,456       405,173       166,562      1,819,295
   Mutual funds                                                  0    16,709,640       100,340             0              0
   Savannah Foods & Industries, Inc. common stock                0     3,197,442       183,012    22,588,352      1,086,704
   Common stock                                                  0             0        60,064             0              0
   Life insurance policy                                         0             0        19,222             0              0
   Loans to participants                                 1,919,356     1,919,356             0             0              0
                                                       -----------   -----------   -----------   -----------    -----------
            Total investments                            1,919,356    33,686,570       767,811    36,478,851      2,905,999
                                                       -----------   -----------   -----------   -----------    -----------
CASH                                                             0             0        28,089             0              0
                                                       -----------   -----------   -----------   -----------    -----------
RECEIVABLES:
   Participant contributions                                     0       133,349             0             0              0
   Employer contributions                                        0        25,071             0             0              0
   Participant loan repayments                                   0        69,538             0             0              0
   Dividend and interest income                                  0             0             0           588              0
                                                       -----------   -----------   -----------   -----------    -----------
                                                                 0       227,958             0           588              0
                                                       -----------   -----------   -----------   -----------    -----------
            Total assets                                 1,919,356    33,914,528       795,900    36,479,439      2,905,999
                                                       -----------   -----------   -----------   -----------    -----------
LIABILITIES:
   Loan payable to Savannah Foods & Industries, Inc.             0             0             0             0      4,064,809
   Other payables                                                0        44,148             0           738              0
   Interest payable on loan                                      0             0             0             0        256,863
                                                       -----------   -----------   -----------   -----------    -----------
         Total liabilities                                       0        44,148             0           738      4,321,672
                                                       -----------   -----------   -----------   -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 1,919,356   $33,870,380   $   795,900   $36,478,701    $(1,415,673)
                                                       ===========   ===========   ===========   ===========    ===========



                                                            TOTAL
                                                             ESOP
                                                           ACCOUNTS      TOTAL PLAN
                                                          -----------   -----------
INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
      Collective trusts                                   $13,723,937   $25,560,613

INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Money market funds                                       2,391,030     2,414,486
   Mutual funds                                               100,340    16,809,980
   Savannah Foods & Industries, Inc. common stock          23,858,068    27,055,510
   Common stock                                                60,064        60,064
   Life insurance policy                                       19,222        19,222
   Loans to participants                                            0     1,919,356
                                                          -----------   -----------
            Total investments                              40,152,661    73,839,231
                                                          -----------   -----------
CASH                                                           28,089        28,089
                                                          -----------   -----------
RECEIVABLES:
   Participant contributions                                        0       133,349
   Employer contributions                                           0        25,071
   Participant loan repayments                                      0        69,538
   Dividend and interest income                                   588           588
                                                          -----------   -----------
                                                                  588       228,546
                                                          -----------   -----------
            Total assets                                   40,181,338    74,095,866
                                                          -----------   -----------
LIABILITIES:
   Loan payable to Savannah Foods & Industries, Inc.        4,064,809     4,064,809
   Other payables                                                 738        44,886
   Interest payable on loan                                   256,863       256,863
                                                          -----------   -----------
         Total liabilities                                  4,322,410     4,366,558
                                                          -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $35,858,928   $69,729,308
                                                          ===========   ===========






         The accompanying notes are an integral part of this statement.

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996



                                                               PARTICIPANT-DIRECTED ACCOUNTS
                                       ---------------------------------------------------------------------------
                                          COMPANY         STABLE        VANGUARD        VANGUARD       VANGUARD
                                           STOCK           VALUE        WELLINGTON      EXPLORER      INDEX 500
                                            FUND           FUND            FUND           FUND           FUND
                                       ------------    ------------    ------------   ------------   ------------
INVESTMENTS, AT CONTRACT VALUE
(NOTE 2):
   Collective funds                    $          0    $  8,525,877    $          0   $          0   $          0

INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Cash equivalents                          83,738               0               0              0              0
   Mutual funds                                   0               0         965,241          4,004      4,217,954
   Common stock                          11,181,330               0               0              0              0
   Loans to participants                          0               0               0              0              0
                                       ------------    ------------    ------------   ------------   ------------
            Total investments            11,265,068       8,525,877         965,241          4,004      4,217,954
                                       ------------    ------------    ------------   ------------   ------------
RECEIVABLES:
   Participant contributions                 40,158          43,268           7,773            384         28,756
   Employer contributions                     7,971           8,716           1,242             52          5,334
   Loan repayments                           83,545          84,187           6,856            300         31,045
   Accrued investment income                    481               0               0              0              0
                                       ------------    ------------    ------------   ------------   ------------
                                            132,155         136,171          15,871            736         65,135
                                       ------------    ------------    ------------   ------------   ------------
            Total assets                 11,397,223       8,662,048         981,112          4,740      4,283,089

LIABILITIES                                  (8,412)         (3,501)              0              0              0
                                       ------------    ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS      $ 11,388,811    $  8,658,547    $    981,112   $      4,740   $  4,283,089
                                       ============    ============    ============   ============   ============

                                             PARTICIPANT-DIRECTED ACCOUNTS
                                       ------------------------------------------
                                                         VANGUARD     VANGUARD
                                         VANGUARD          U.S.     INTERNATIONAL
                                        WINDSOR II       GROWTH        GROWTH           LOAN
                                           FUND           FUND          FUND            FUND            TOTAL
                                       ------------   ------------   ------------    ------------    ------------
INVESTMENTS, AT CONTRACT VALUE
(NOTE 2):
   Collective funds                    $          0   $          0   $          0    $          0    $  8,525,877

INVESTMENTS, AT FAIR VALUE (NOTE 2):
   Cash equivalents                               0              0              0               0          83,738
   Mutual funds                           1,640,600         24,432              0               0       6,852,231
   Common stock                                   0              0              0               0      11,181,330
   Loans to participants                          0              0              0       2,309,598       2,309,598
                                       ------------   ------------   ------------    ------------    ------------
            Total investments             1,640,600         24,432              0       2,309,598      28,952,774
                                       ------------   ------------   ------------    ------------    ------------
RECEIVABLES:
   Participant contributions                 14,525            337            188               0         135,389
   Employer contributions                     2,496            123             28               0          25,962
   Loan repayments                            6,147            502             81        (212,663)              0
   Accrued investment income                      0              0              0          42,549          43,030
                                       ------------   ------------   ------------    ------------    ------------
                                             23,168            962            297        (170,114)        204,381
                                       ------------   ------------   ------------    ------------    ------------
            Total assets                  1,663,768         25,394            297       2,139,484      29,157,155

LIABILITIES                                       0              0              0               0         (11,913)
                                       ------------   ------------   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS      $  1,663,768   $     25,394   $        297    $  2,139,484    $ 29,145,242
                                       ============   ============   ============    ============    ============




         The accompanying notes are an integral part of this statement.

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                 PARTICIPANT-DIRECTED ACCOUNTS
                                                                  ------------------------------------------------------------
                                                                                                      VANGUARD        VANGUARD
                                                                     COMPANY         STABLE         WELLINGTON        EXPLORER
                                                                   STOCK FUND      VALUE FUND           FUND            FUND
                                                                  ------------    ------------    ------------    ------------
CONTRIBUTIONS:
   Participant                                                    $    298,723    $    521,330    $    123,413    $     12,968
   Employer                                                             53,070          93,252          19,280           1,986
                                                                  ------------    ------------    ------------    ------------
            Total contributions                                        351,793         614,582         142,693          14,954
                                                                  ------------    ------------    ------------    ------------
INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments      4,059,079               0          74,581         (27,165)
   Interest                                                                  0         482,992               0               0
   Dividends                                                            64,112               0         247,975          27,510
                                                                  ------------    ------------    ------------    ------------
            Total investment income                                  4,123,191         482,992         322,556             345
                                                                  ------------    ------------    ------------    ------------

DISTRIBUTIONS TO PARTICIPANTS                                       (1,519,617)     (1,662,862)       (139,955)           (456)

INTERFUND TRANSFERS                                                (10,995,078)      3,591,804       1,950,629         263,509
                                                                  ------------    ------------    ------------    ------------
PARTICIPANT LOAN ACTIVITY:
   New loans issued                                                   (371,244)       (169,907)        (11,170)         (1,693)
                                                                  ------------    ------------    ------------    ------------
   Principal and interest repayments                                   243,042         384,169          36,131           1,883
                                                                  ------------    ------------    ------------    ------------
NET (DECREASE) INCREASE                                             (8,167,913)      3,240,778       2,300,884         278,542

MERGER OF SFI EMPLOYEE STOCK OWNERSHIP PLAN (NOTE 4)                         0               0               0               0

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                11,388,811       8,658,547         981,112           4,740
                                                                  ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                    $  3,220,898    $ 11,899,325    $  3,281,996    $    283,282
                                                                  ============    ============    ============    ============

                                                                           PARTICIPANT-DIRECTED ACCOUNTS
                                                                  --------------------------------------------
                                                                   VANGUARD          VANGUARD       VANGUARD
                                                                   INDEX 500       WINDSOR II     U.S. GROWTH
                                                                     FUND              FUND           FUND
                                                                  ------------    ------------    ------------
CONTRIBUTIONS:
   Participant                                                    $    558,780    $    263,537    $     49,015
   Employer                                                             75,742          35,924           9,077
                                                                  ------------    ------------    ------------
            Total contributions                                        634,522         299,461          58,092
                                                                  ------------    ------------    ------------
INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments      1,282,713         318,752          22,982
   Interest                                                                  0               0               0
   Dividends                                                           148,103         348,320          29,601
                                                                  ------------    ------------    ------------
            Total investment income                                  1,430,816         667,072          52,583
                                                                  ------------    ------------    ------------

DISTRIBUTIONS TO PARTICIPANTS                                         (888,615)       (225,172)         (3,326)

INTERFUND TRANSFERS                                                  2,581,283       1,566,818         627,223
                                                                  ------------    ------------    ------------
PARTICIPANT LOAN ACTIVITY:
   New loans issued                                                   (126,598)        (48,469)         (1,882)
                                                                  ------------    ------------    ------------
   Principal and interest repayments                                   207,725          60,857          21,083
                                                                  ------------    ------------    ------------
NET (DECREASE) INCREASE                                              3,839,133       2,320,567         753,773

MERGER OF SFI EMPLOYEE STOCK OWNERSHIP PLAN (NOTE 4)                         0               0               0

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                 4,283,089       1,663,768          25,394
                                                                  ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                    $  8,122,222    $  3,984,335    $    779,167
                                                                  ============    ============    ============





                                                                  PARTICIPANT-DIRECTED
                                                                        ACCOUNTS
                                                               -------------------------
                                                                 VANGUARD                      TOTAL     SELF-DIRECTED
                                                              INTERNATIONAL      LOAN        NON-ESOP        ESOP
                                                               GROWTH FUND       FUND        ACCOUNTS      ACCOUNTS
                                                               ------------  -----------   ------------  -----------
CONTRIBUTIONS:
   Participant                                                 $    9,319    $         0   $  1,837,085  $         0
   Employer                                                         1,520              0        289,851            0
                                                               ----------    -----------   ------------  -----------
            Total contributions                                    10,839              0      2,126,936            0
                                                               ----------    -----------   ------------  -----------
INVESTMENT INCOME:
   Net (depreciation) appreciation in fair value of
      investments                                                 (47,305)             0      5,683,637            0
   Interest                                                             0        170,575        653,567            0
   Dividends                                                       15,804              0        881,425            0
                                                               ----------    -----------   ------------  -----------
            Total investment income                               (31,501)       170,575      7,218,629            0
                                                               ----------    -----------   ------------  -----------

DISTRIBUTIONS TO PARTICIPANTS                                     (15,444)      (164,980)    (4,620,427)           0

INTERFUND TRANSFERS                                               413,812              0              0            0
                                                               ----------    -----------   ------------  -----------
PARTICIPANT LOAN ACTIVITY:
   New loans issued                                                (1,141)       732,104              0            0
                                                               ----------    -----------   ------------  -----------
   Principal and interest repayments                                2,937       (957,827)             0            0
                                                               ----------    -----------   ------------  -----------
NET INCREASE (DECREASE)                                           379,502       (220,128)     4,725,138            0

MERGER OF SFI EMPLOYEE STOCK OWNERSHIP PLAN
  (NOTE 4)                                                              0              0              0      795,900


NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                  297      2,139,484     29,145,242            0
                                                               ----------    -----------   ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                   $379,799     $1,919,356    $33,870,380     $795,900
                                                               ==========    ===========   ============  ===========




                                                                 NONPARTICIPANT-DIRECTED
                                                                      ESOP ACCOUNTS
                                                               --------------------------   TOTAL ESOP
                                                                 ALLOCATED    UNALLOCATED    ACCOUNTS     TOTAL PLAN
                                                               ------------   -----------  ------------  ------------
CONTRIBUTIONS:
   Participant                                                 $          0   $         0  $          0  $  1,837,085
   Employer                                                               0             0             0       289,851
                                                               ------------   -----------  ------------  ------------
            Total contributions                                           0             0             0     2,126,936
                                                               ------------   -----------  ------------  ------------
INVESTMENT INCOME:
   Net (depreciation) appreciation in fair value of
      investments                                                         0             0             0     5,683,637
   Interest                                                               0             0             0       653,567
   Dividends                                                              0             0             0       881,425
                                                               ------------   -----------  ------------  ------------
            Total investment income                                       0             0             0     7,218,629
                                                               ------------   -----------  ------------  ------------

DISTRIBUTIONS TO PARTICIPANTS                                             0             0             0    (4,620,427)

INTERFUND TRANSFERS                                                       0             0             0             0
                                                               ------------   -----------  ------------  ------------
PARTICIPANT LOAN ACTIVITY:
   New loans issued                                                       0             0             0             0
                                                               ------------   -----------  ------------  ------------
   Principal and interest repayments                                      0             0             0             0
                                                               ------------   -----------  ------------  ------------
NET INCREASE (DECREASE)                                                   0             0             0     4,725,138

MERGER OF SFI EMPLOYEE STOCK OWNERSHIP PLAN
  (NOTE 4)                                                       36,478,701    (1,415,673)   35,858,928    35,858,928


NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                      0             0             0    29,145,242
                                                               ------------   -----------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                  $36,478,701   $(1,415,673)  $35,858,928   $69,729,308
                                                               ============   ===========  ============  ============







         The accompanying notes are an integral part of this statement.

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996



  1.  PLAN DESCRIPTION

      The following description of the Savannah Foods & Industries, Inc. Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

      GENERAL

      The Plan is a defined contribution plan established by Savannah Foods & Industries, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Substantially all employees of the Company and its subsidiaries who do not participate in a collective bargaining unit, have completed 1,000 hours of service, as defined, and have attained the age of 21 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      TENDER OFFER

      On September 12, 1997, the Company entered into a merger agreement with Imperial Holly Corporation ("IHC"). Under the agreement, IHC agreed to acquire the Company at a price of $20.25 per share, comprised of 70% cash and 30% IHC common stock. The merger occurred in two phases. During phase one (completed on October 16, 1997), IHC acquired 50.1% of the Company's common stock for cash. Since more than 50.1% of the outstanding shares of the Company were tendered, IHC accepted and paid cash on a pro rata basis for the shares tendered in phase one. During phase two of the merger (tendered in December 1997 and settled in February 1998), IHC acquired the remaining outstanding shares of the company common stock for a combination of cash and IHC stock. Plan participants who were invested in company common stock participated in the tender offers and received cash and/or IHC common stock in consideration for the shares of company common stock allocated to their accounts according to their instructions.

      PLAN ADMINISTRATION

      The Plan's administrative committee appointed Vanguard Fiduciary Trust Company ("Vanguard") as trustee, effective November 1, 1996. The Plan is administered by an administrative committee, which is appointed by the board of directors of the Company.

      CONTRIBUTIONS

      Participation in the Plan is voluntary, and contributions are made by payroll deduction. Participants may elect to contribute between 1% and 13.5% of compensation, as defined by the Plan, on a pretax basis, subject to certain limitations under the IRC. The Plan provides for a minimum matching contribution from the Company equal to 25% of each participant's contribution up to 6% of compensation. In addition, the Company may elect to make a discretionary contribution to the Plan. Any discretionary contributions made to the Plan are allocated, based on relative compensation, to participants who are active on the last day of the plan year or who separated during the year due to retirement (age 65 or age 55 with five years of service), disability, or death.

      VESTING

      Participants are fully vested in their contributions and the earnings thereon. Vesting in company contributions is based on years of credited service. Vesting occurs at a rate of 20% per year of service, with 100% vesting at the end of five years. Participants who reach normal retirement age (65), die, or become disabled while still employed by the Company become 100% vested in their account balances. Forfeitures are used to fund the Company's matching contribution.

      BENEFITS

      Upon termination of service, death, disability, or retirement, a participant (or his/her beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Distributions from the Company Stock Fund may be distributed in cash or in shares of company stock at the participant's election. Hardship withdrawals are permitted but must be approved by the plan administrator and must meet the requirements detailed in the plan document.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participants' contributions, employer matching contributions, and any employer discretionary contributions as well as the participants' shares of the Plan's income. Allocations of earnings are based on the proportion that each participant's account balance has to the total of all participants' account balances.

      INVESTMENT OPTIONS

      Participants may direct their contributions, as well as any company contributions and any related earnings, in 10% increments into the investment options. Participants may change their investment elections daily through a voice-response system.

      A description of each investment option is provided below:

               STABLE VALUE FUND

               This fund invests in two collective trusts that invest primarily in investment contracts of insurance companies and banks and similar fixed principal investments. One of the collective trusts held by this fund is being liquidated over a five-year period that ends in 2001.

               WELLINGTON FUND

               This fund invests in a Vanguard mutual fund which invests in a mix of equity and bonds. The objective of this fund is conservation of principal, reasonable income, and profits without undue risk.

               EXPLORER FUND

               This fund invests in a Vanguard equity mutual fund, the objective of which is long-term growth of capital through investing primarily in equity securities of relatively small, unseasoned, or embryonic companies.

               INDEX 500 FUND

               This fund invests in a Vanguard equity mutual fund, the objective of which is to emulate the investment results that correspond to the price and yield performance of the S&P 500 by owning all of the stocks in the S&P 500.

               WINDSOR II FUND

               This fund invests in a Vanguard equity mutual fund, the objective of which is long-term growth and modest dividend income through investment in common stocks.

               U.S. GROWTH FUND

               This fund invests in a Vanguard equity mutual fund, the objective of which is long-term growth through investment in the equity securities of U.S.-based corporations.

               INTERNATIONAL GROWTH FUND

               This fund invests in a Vanguard international equity mutual fund, the objective of which is long-term growth through investment in the equity securities of companies based outside the United States.

               COMPANY STOCK FUND

               This fund invests primarily in the common stock of the Company but also maintains a small liquidity pool of cash equivalents. This fund assigns units to participants. At December 31, 1997 and 1996, outstanding units were 279,580 and 1,353,021, respectively.

      The stated objectives of these funds are not necessarily indicators of actual performance.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000, less the highest aggregate principal balance of loans to the participant during the prior 12 months, or 50% of his/her vested account balance, less outstanding loans, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 54 months for general-purpose loans and up to 30 years for primary residence loans. The interest rate is equal to the prime rate on the first business day of the calendar quarter during which the loan is approved plus 1% and is fixed over the life of the note.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INVESTMENT VALUATION

      Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      Company common stock ceased trading prior to December 31, 1997 as a result of the merger with IHC discussed previously. The value of the shares of company common stock held at December 31, 1997 was determined based on the consideration received in February 1998 in settlement of the second phase of the tender offer.

      The Plan adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," effective January 1, 1996. This SOP specifies that fully benefit-responsive contracts held by defined contribution plans should be reported at contract value. The collective trusts in which the Stable Value Fund is invested in turn invest in guaranteed investment contracts issued by insurance companies and banks, as well as in synthetic investment contracts. These collective trusts have been determined to be fully benefit-responsive and are therefore carried at contract value in the accompanying financial statements.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.

      Brokerage fees are added to the acquisition costs of assets purchased and are subtracted from the proceeds of assets sold.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.


  3.  INVESTMENTS

      The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996 are as follows:


                1997:
                    Savannah Foods & Industries, Inc. common stock                           $27,055,510
                    BT Pyramid GIC Fund                                                        5,950,283
                    Vanguard Retirement Savings Trust (formerly, Vanguard
                      Investment Contract Trust)                                              19,610,330
                    Vanguard Index Trust 500 Fund                                              8,057,014
                    Vanguard Wellington Fund                                                   3,263,839
                    Vanguard/Windsor II Fund                                                   3,959,488
                1996:
                    Savannah Foods & Industries, Inc. common stock                            11,181,330
                    BT Pyramid GIC Fund                                                        7,015,812
                    Vanguard Investment Contract Trust                                         1,510,065
                    Vanguard Index Trust 500 Fund                                              4,217,954
                    Vanguard/Windsor II Fund                                                   1,640,600


      Net appreciation in fair value of investments by major investment type for the year ended December 31, 1997 is as follows:

                         Common stock                                               $ 4,059,079
                         Mutual funds                                                 1,624,558
                                                                                    -----------
                                                                                    $ 5,683,637
                                                                                    ===========


  4. MERGER OF SAVANNAH FOODS & INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (THE "SFI ESOP")

      Effective December 31, 1997, the Plan and the SFI ESOP were amended to merge the SFI ESOP into and with the Plan. The SFI ESOP is a qualified plan under Section 401(a) of the IRC and is designed to satisfy the requirements of an employee stock ownership plan, as defined in Section 4975(e)(7) of the IRC. The SFI ESOP is intended to continue to be treated as an employee stock ownership plan until the date (the "Conversion Date") the unallocated account is liquidated and all outstanding borrowings are paid in full. On the Conversion Date, the SFI ESOP will automatically cease to be treated as an employee stock ownership plan and shall thereafter constitute a profit-sharing plan under Section 401(a) of the IRC.

      The following is a description of the terms and other significant policies of the SFI ESOP:

               ELIGIBILITY

               Effective December 31, 1997, the SFI ESOP was amended to freeze the SFI ESOP in terms of eligibility. Prior to that date, employees of the Company and its subsidiaries who did not participate in a collective bargaining unit were generally eligible to participate in the Plan upon completion of six months of service and attainment of age 21.

               BORROWINGS

               The SFI ESOP may borrow funds to make qualified investments, primarily in company common stock, if the Company commits to make contributions in cash to the Plan which, when aggregated with the Plan's earnings, equal the amount necessary to enable the Plan to make the regularly scheduled interest and principal payments on the borrowings. As the SFI ESOP makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the IRC and the terms of the Plan. The board of directors of the Company has authorized the SFI ESOP to borrow up to $20 million for this purpose.

               Any borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Company. The lender has no rights against shares once they are allocated under the SFI ESOP. Accordingly, the accompanying financial statements include the accounts of the SFI ESOP at December 31, 1997 and 1996 and present separately the assets and liabilities pertaining to the following:

               - The accounts of participants with vested rights in allocated stock (allocated and self-directed accounts)

               -   Stock not yet allocated to participants (unallocated)

               During 1989, the Plan borrowed $5.5 million with a due date of October 1996 for the purpose of making qualified investments. During 1996, the loan was refinanced. The new loan extends until October 2004 and requires principal payments of $500,000 in each year from 1997 through 2003, with all remaining principal due in 2004. The interest rate is LIBOR plus 75 basis points or approximately 6.81% at December 31,1997.

               No principal or interest payments were made during the plan year ended December 31, 1997. The principal payment due in October 1997 was extended due to the merger of the Company and the anticipated merger of the SFI ESOP with the

               Plan and the anticipated termination of the ESOP feature of the SFI ESOP. Interest continued to accrue during the year. Subsequent to year-end, the common stock held by the unallocated account of the SFI ESOP was liquidated and used to pay down the loan payable to the Company and the Company forgave the remaining portion of the loan payable.

               CONTRIBUTIONS

               Effective December 31, 1997, the Company will make no further contributions to the SFI ESOP.

               ESOP PARTICIPANT ACCOUNTS

               The SFI ESOP is a defined contribution plan under which separate individual accounts have been established for each participant. Each participant's account is credited with an allocation of shares of the Company's common stock released by the SFI ESOP's trustee from the unallocated shares, plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations of contributions and forfeitures occur as of the last day of the plan year and are based on a participant's eligible compensation relative to total eligible compensation. Allocations of earnings, other than earnings from the company common stock, are made to participant accounts based on relative account balances. Dividend income which is not passed through to plan participants and interest income are allocated to participants based on a participant's relative account balance at the dividend declaration date or interest payment date, as applicable.

               Effective November 1, 1997, the SFI ESOP was amended to change the diversification privileges for participants who have attained age 55 and have completed ten years of service such that these participants are entitled to elect to receive a distribution of all or any of their account balances. A participant is entitled to receive one such distribution in any calendar year and, for those participants who are invested in individual securities through a self-directed brokerage account, such distributions may be made in-kind at the participant's election. Previously, the SFI ESOP allowed participants who had attained age 55 and had completed ten years of participation in the Plan to diversify their account balances through transfer of a portion of their account balances to a self-directed account with a broker. An eligible participant was permitted to direct the Plan to transfer 25% of his/her current account balance that has not been diversified into the self-directed account. Also, 25% of any future contributions could be transferred. Upon attainment of age 60, the allowable percentage was increased to 50%. These amounts are included in the self-directed accounts column in the statements of net assets available for benefits, with fund information.

               VESTING

               The SFI ESOP was amended in December 1997 to state that all employees who were participants in the SFI ESOP on or after December 31, 1994 are fully vested in their SFI ESOP account balances at all times following that date.

               PAYMENT OF BENEFITS UNDER THE SFI ESOP

               Upon retirement at normal age (65), early retirement (age 62 with five or more years of service or age 55 with ten or more years of service), death, or disability, a participant is entitled to receive the entire vested balance in his/her SFI ESOP account. Distributions are made in cash or, if upon the election of the participant, in the form of company common shares, plus cash for any fractional share. The Company retains the right of first refusal to purchase any distributed shares that a participant wishes to sell.

               If a participant terminates employment with the Company for any reason other than the above, effective November 1, 1997, the participant is entitled to receive the vested portion of his/her SFI ESOP account, upon consent of the participant and his/her spouse if the account balance is greater than $3,500. The benefit shall be paid as soon as administratively feasible following the valuation date coinciding with or immediately following the date of the participant's termination of employment with the Company.

               VOTING RIGHTS

               Each participant is entitled to exercise voting rights attributable to the whole shares allocated to his/her account and is notified by the trustee prior to the time that such rights are to be exercised. In the absence of any such direction, the trustee shall vote these shares pursuant to instructions provided to it by the administrative committee. The combined fractional shares of company common stock allocated to participant accounts shall be voted by the trustee in the same proportion as the whole shares of company common stock allocated to participant accounts are voted. The trustee is required to vote any unallocated shares as instructed by the committee for the Plan.


  5.  TAX STATUS

      The Internal Revenue Service issued a determination letter dated June 13, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt for the years ended December 31, 1997 and 1996.


  6.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions (except as noted previously for the SFI ESOP) at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

  7.  RECONCILIATION TO FORM 5500

      As of December 31, 1997, the Plan had approximately $6,220,000 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500 for 1997; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits, with fund information, as of December 31, 1997 in accordance with generally accepted accounting principles.

      The following table reconciles amounts per the financial statements to the Form 5500 for the year ended December 31, 1997:

                                                                                                   NET ASSETS
                                               BENEFITS                                            AVAILABLE
                                              PAYABLE TO        TRANSFER         BENEFITS           FOR PLAN
                                             PARTICIPANTS       TO PLAN            PAID             BENEFITS
                                             ------------     ------------      -----------       -----------
        Per financial statements             $          0     $ 35,858,928      $ 4,620,427       $69,729,308
        Accrued benefits payable                6,220,032       (5,391,500)         828,532        (6,220,032)
                                             ------------     ------------      -----------       -----------
        Per Form 5500                        $  6,220,032     $ 30,467,428      $ 5,448,959       $63,509,276
                                             ============     ============      ===========       ===========

                                                                      SCHEDULE I
                                                                     Page 1 of 2



                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997



                                                           DESCRIPTION OF INVESTMENT, INCLUDING
                                                              MATURITY DATE, RATE OF INTEREST,                    CURRENT
IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY     COLLATERAL, AND PAR OR MATURITY VALUE      COST         VALUE
------------------------------------------------------ -----------------------------------------  ------------  -------------

*   Various Plan Participants                          Participant loans, various maturities,
                                                       interest rates ranging from 6% to 12%      $  1,919,356  $   1,919,356
*   Savannah Foods & Industries, Inc.                  Common stock, 1,496,862 shares                       (a)    27,055,510
*   Smith Barney Money Funds Cash Portfolio A          Money market fund, 135,568 shares               135,568        135,568
*   Smith Barney Liquid Capital Income Trust           Money market fund, 269,605 shares               269,605        269,605
    American Century Twentieth Century Ultra Fund      Mutual fund, 104 shares                              (a)         2,842
    Carson Inc.                                        Common stock, Class A, 71 shares                     (a)           475
    Ericsson L M Tel Co.                               Common stock, Class B, 120 shares                    (a)         4,478
    Entergy Corporation                                Common stock, 68 shares                              (a)         2,036
    Fidelity Advisor:  Growth Opportunities Fund       Mutual fund, 118 shares                              (a)         5,009
    General Electric Co.                               Common stock, 200 shares                             (a)        14,675
    Harrahs Entertainment Inc.                         Common stock, 400 shares                             (a)         7,550
    Hotchkis & Wiley International Fund                Mutual fund, 426 shares                              (a)         9,664
    Janus Twenty Fund                                  Mutual fund, 87 shares                               (a)         2,696
    Johnson & Johnson                                  Common stock, 200 shares                             (a)        13,175
    Lazard Small Cap Fund                              Mutual fund, 40 shares                               (a)           802
    Lexington GNMA Income Fund                         Mutual fund, 367 shares                              (a)         3,081
    Loomis Sayles Bond Fund                            Mutual fund, 232 shares                              (a)         2,974
    Montgomery Emerging Markets Fund                   Mutual fund, 120 shares                              (a)         1,549
    Neuberger & Berman Focus Fund                      Mutual fund, 133 shares                              (a)         2,716
    Neuberger & Berman Genesis Fund                    Mutual fund, 288 shares                              (a)         6,396
    Rhone Poulenc SA                                   Sponsored ADR, 400 shares                            (a)        17,675
    Scudder Growth Fund                                Mutual fund, 107 shares                              (a)         2,927
    Scudder New Asia Fund                              Mutual fund, 120 shares                              (a)         1,163
*   Smith Barney Trak Funds--CG Government Money Fund  Mutual fund, 2,617 shares                            (a)         2,617
*   Smith Barney Trak Funds--CG Large Cap Value Fund   Mutual fund, 530 shares                              (a)         7,035

                                                                      SCHEDULE I
                                                                     Page 2 of 2



                                                               DESCRIPTION OF INVESTMENT, INCLUDING
                                                                 MATURITY DATE, RATE OF INTEREST,                        CURRENT
IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY        COLLATERAL, AND PAR OR MATURITY VALUE          COST         VALUE
------------------------------------------------------     --------------------------------------------- ------------ ------------


*   Smith Barney Trak Funds--CG Small Cap Value Fund        Mutual fund, 453 shares                             (a)   $     6,327
*   Smith Barney Trak Funds--CG Large Cap Growth Fund       Mutual fund, 415 shares                             (a)         7,052
*   Smith Barney Trak Funds--CG Small Cap Growth Fund       Mutual fund, 372 shares                             (a)         5,696
*   Smith Barney Trak Funds--CG Emerging Markets Fund       Mutual fund, 251 shares                             (a)         1,872
*   Smith Barney Trak Funds--CG International Equity Fund   Mutual fund, 881 shares                             (a)         8,797
    Strong Government Securities Fund                       Mutual fund, 854 shares                             (a)         9,179
    Travelers Insurance Company                             Insurance policy                                    (a)        19,222
    Warburg Pincus Emerging Growth Fund                     Mutual fund, 225 shares                             (a)         8,480
    Warburg Pincus Global Fixed Income Fund                 Mutual fund, 141 shares                             (a)         1,466
    Bankers Trust Company                                   BT Pyramid GIC Fund                          $5,950,283     5,950,283
*   Wachovia Bank, N.A.                                     Money market fund                             1,819,295     1,819,295
*   Vanguard Group, Inc.                                    Vanguard Money Market Return--Prime             190,018       190,018
                                                            Vanguard Retirement Savings Trust            19,610,330    19,610,330
                                                            Vanguard/Wellington Fund                      3,225,318     3,263,839
                                                            Vanguard Explorer Fund                          307,465       280,559
                                                            Vanguard Index Trust--500 Fund                6,800,481     8,057,014
                                                            Vanguard International Growth Fund              421,804       377,986
                                                            Vanguard/Windsor II Fund                      3,706,172     3,959,488
                                                            Vanguard World Fund U.S. Growth Portfolio       748,051       770,754
                                                                                                                      -----------
                                                                                                                      $73,839,231
                                                                                                                      ===========






                        *Represents a party in interest.

        (a) Historical cost information was not available from the asset custodian for these assets.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II



                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                     ITEM 27B--SCHEDULE OF LOANS IN DEFAULT

                               DECEMBER 31, 1997



                                         AMOUNT RECEIVED   UNPAID
                              ORIGINAL  DURING REPORTING   BALANCE                                            AMOUNT OVERDUE
                               AMOUNT    YEAR--PRINCIPAL   AT END                                        -------------------------
     IDENTITY OF OBLIGOR      OF LOAN     AND INTEREST     OF YEAR     DETAILED DESCRIPTION OF LOAN        PRINCIPAL     INTEREST
----------------------------  -------  -----------------  --------  -----------------------------------  ------------  -----------
* Various plan participants                                         Issued October 6, 1991 through
                                                                      October 12, 1997; interest rates
                              $54,965      $4,549         $36,872     7.25% to 10%                          $6,772        $1,547





                               *Party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                    PURCHASES
                                      DESCRIPTION OF INVESTMENT, INCLUDING   ------------------------
 IDENTITY OF ISSUER, BORROWER,         MATURITY DATE, RATE OF INTEREST,       NUMBER OF      PURCHASE
   LESSOR, OR SIMILAR PARTY          COLLATERAL, AND PAR OR MATURITY VALUE   TRANSACTIONS     PRICE
-----------------------------------  -------------------------------------   ------------ -----------

* Savannah Foods & Industries, Inc.  Common stock                               80        $1,534,543
* The Vanguard Group, Inc.           Vanguard Retirement Savings Trust         210         7,087,906
                                     Vanguard Index Trust-- 500 Fund           128         4,129,578
                                     Vanguard/Windsor II Fund                  100         2,559,387
                                     Vanguard Wellington Fund                   93         2,491,102


                                                                                                     SALES
                                      DESCRIPTION OF INVESTMENT, INCLUDING    -----------------------------------------------------
 IDENTITY OF ISSUER, BORROWER,         MATURITY DATE, RATE OF INTEREST,         NUMBER OF    SELLING       COST OF       NET GAIN
   LESSOR, OR SIMILAR PARTY          COLLATERAL, AND PAR OR MATURITY VALUE    TRANSACTIONS    PRICE         ASSETS         (LOSS)
-----------------------------------  -------------------------------------    ------------ -----------    -----------   -----------

* Savannah Foods & Industries, Inc.  Common stock                                213       $13,269,862    $10,265,604   $3,004,258
* The Vanguard Group, Inc.           Vanguard Retirement Savings Trust           193         3,817,103      3,817,103            0
                                     Vanguard Index Trust-- 500 Fund             120         1,573,231      1,384,876      188,355
                                     Vanguard/Windsor II Fund                     87           559,250        508,603       50,647
                                     Vanguard Wellington Fund                     56           267,084        258,317        8,767









                        *Represents a party in interest.

     (a) Represents a transaction or a series of transactions in the same security in excess of 5% of the current value of the Plan's assets as of January 1, 1997.

         The accompanying notes are an integral part of this schedule.